06016091

acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

August 4, 2006

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 6, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from January 1, 2006 through March 31, 2006, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

dw 8/17

acom
ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

August 4, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ACOM CO., LTD.
List of Documents, as amended, under Rule 12g3-2(b)
in connection with Exemption Application

Dear Sir / Madam,

We, ACOM CO., LTD., a corporation incorporated under the laws of Japan (the "Company"), based upon Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, have submitted to the Securities and Exchange Commission under Rule 12g3-2(b) certain information that the Company (i) has made or is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) has filed or is required to file with any stock exchange and which has been made public by such exchange and (iii) has distributed or is required to distribute to its security holders. The list below sets forth the information referred to in clauses (i), (ii) and (iii) above, as amended pursuant to the applicable laws and regulations currently in force, that is required to be published by the Company and the source of the publication requirement.

NAME OF REPORT OR ANNOUNCEMENT	LATEST PUBLISHING DATE ACCORDING TO LAW	SOURCE OF PUBLICATION REQUIREMENT
Annual Securities Report (including Audited Financial Statements) (in Japanese)	Within three months after the end of each fiscal year	Article 24 of Securities and Exchange Law of Japan (the "Securities and Exchange Law")
Semi-Annual Securities Report (including Interim Financial Statements) (in Japanese)	Within three months after the end of interim fiscal year	Article 24-5 of the Securities and Exchange Law
Securities Registration Statement and any Amendment thereto (in Japanese) (if any)	At the time of the offering or sale of securities as stipulated in the Securities and Exchange Law	Articles 4, 5, 7 and 25 of the Securities and Exchange Law
Shelf Registration Statement and any Amendment thereto, Supplemental Document(s) thereto, and any Notification on Withdrawal of Shelf Registration (in Japanese) (if any)	At the time of the offering or sale of securities as stipulated in the Securities and Exchange Law	Articles 23-3, 23-4, 23-7, 23-8 and 25 of the Securities and Exchange Law
Extraordinary Report(s) and any Amendment thereto (in Japanese) (if any)	When necessary	Articles 24-5(4), 24-5(5) and 25 of the Securities and Exchange Law

Reports on Purchase of the Company's Own Stock	If a resolution concerning purchase of the Company's own stock is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such purchase shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law, by the 15th day of the month following each such month	Articles 24-6 and 25 of the Securities and Exchange Law
Substantial Shareholding Report(s) and any Amendment thereto (in Japanese) (if any)	Within certain days after certain number of shares of the Company is acquired	Articles 27-23, 27-25, 27-27, 27-28 and 27-29 of the Securities and Exchange Law
Brief Statement of Annual Financial Results (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure (the "Timely Disclosure Regulation") of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange, Inc. ("TSE")

Brief Statement of Interim Financial Results (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation
Brief Statements of each of the First and Third Quarter Financial Results (*shihanki kaiji*) (in Japanese)	Promptly after the settlement of financial results of the first and third quarters	Article 2(5) of the Timely Disclosure Regulation
Corporate Governance Report and any Amendment thereto (if any)	TSE adopted this requirement in January 2006; any amendment to be filed promptly	Article 7-5 of the Listing Rule of TSE and Article 4-5 of the Timely Disclosure Regulation
Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and corporate auditors) (in Japanese)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law (the "Company Law")
Notice of Convocation of General Meeting of Shareholders, (in Japanese)	Two weeks prior to the meeting	Articles 299, 301 and 437 of the Company Law
Notice of Resolution of General Meeting of Shareholders (in Japanese)	None	None

Annual Business Report to Shareholders (including Annual Financial Statements) (in Japanese)	None	None
Semi-Annual Business Report to Shareholders (including Semi-Annual Financial Statements) (in Japanese) (if any)	None	None
Annual Report (in English) (if any)	None	None
Data Book on the Company (in English) (if any)	Quarterly basis	None
Articles of Incorporation (to be made available for inspection by shareholders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required)) (in Japanese)	Available at all times	Article 31 of the Company Law
Press Release on Issues which can Significantly Impact on Investor's Decision with Respect to the Company (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	The Timely Disclosure Regulation

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6033, Japan, telephone (81-3-5561-4421), facsimile (81-3-5561-4425).

Yours faithfully,

ACOM CO., LTD.

By S Miyakawa

Name: Satoru Miyakawa

Title: Chief General Manager, General Affairs Dept.

EXHIBIT 1

January 13, 2006

45th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 45th issuance of domestic unsecured straight bonds via book-entry transfer system for corporate bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 45th issuance of domestic unsecured straight bonds
Total value	10 billion yen
Interest rate	1.48% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	January 13, 2006
Payment date	January 25, 2006
Maturation date	January 25, 2013
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Nikko Citigroup Limited Merrill Lynch Japan Securities Co., Ltd.
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Japan Credit Rating Agency: A+
	Rating and Investment Information, Inc.: A
	Fitch Ratings Ltd.: A

EXHIBIT 2

(Brief Description)

Supplemental Documents to the Shelf Registration Statement

Any supplemental documents to the shelf registration statement is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplemental Documents (the "Supplemental Documents") were filed with the DKLFB on January 13, 2006 and February 10, 2006, relating to the Unsecured Straight Bonds Forty-five Series and Forty-six Series, respectively (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), both of which are worth ¥10,000 million of the aggregate principal amount and were issued respectively through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplemental Documents contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Forty-five Series and Forty-six Series, and the information pertaining to the Company's business.

The information contained in the 2005 Shelf Registration Statement as supplemented by the Supplemental Documents which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2005, which was attached to our letter dated November 4, 2005 to the Securities and Exchange Commission under Rule 12g3-2(b) and the news releases dated January 13, 2006 and February 10, 2006, respectively ("45th Issuance of Domestic Unsecured Straight Bonds" and "46th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 1 and Exhibit 5 to our letter dated August 4, 2006).

EXHIBIT 3

(TRANSLATION)

Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2006 (Consolidated)

January 31, 2006

Forward-looking Statement

The statements and figures contained in this Brief Statement of Third Quarter Financial Results for the fiscal year ending March 2006 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	First Section of Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533-0631

1. Items Relating to the Preparation of Brief Statement of Quarter Financial Results
   (1) Simplified Accounting Policies: Not adopted
   (2) Change in Accounting Policies: None
   (3) Change in Scope of Consolidation and Equity Method: Changed

Consolidated subsidiaries (addition):	3
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	—
Affiliates accounted for under equity method (exclusion):	1

Note: All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.

2. Consolidated Business Results for the Third Quarter Accounting Period (from April 1, 2005 to December 31, 2005)

(1) Consolidated Business Results

	Operating Income		Operating Profit		Income Before Extraordinary Items		Net Income (Third Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
12/05 (3Q)	336,123	3.1	110,970	(3.7)	113,046	(1.1)	65,515	(0.4)
12/04 (3Q)	326,025	(0.7)	115,227	20.0	114,358	20.5	65,795	23.6
3/05 (Annual)	433,965		144,361		143,347		81,533	

	Net Income per Share (Third Quarter) (Yen)	Net Income per Share Diluted (Third Quarter) (Yen)
12/05 (3Q)	416.26	416.05
12/04 (3Q)	417.14	416.94
3/05 (Annual)	516.24	515.96

Note: Regarding operating income, operating profit etc., the figures in percentages show the year-on-year change from previous third quarter.

[Qualitative Information on Progress in Business Results (Consolidated)]

During the third quarter of this consolidated fiscal year Japan's economy enjoyed a somewhat stronger recovery overall, with private capital investment continuing to grow against a background of healthy corporate revenues and personal consumption picking up as employment and wages rebound. The positive impact of economic recovery has also extended to consumer prices, which appear to have finally bottomed out after an extended decline.

In this environment, our Group continued to pursue our fundamental management policies of enhancing Group management to expand the scope of our business and strengthening our revenue base, expanding the scale of our business by improving the competitiveness of our sales services, upgrading our cost competitiveness by implementing sweeping business reforms, fostering a professional staff, and inculcating business ethics (compliance) among our personnel. Maintaining our focus on improving the quality of our assets, augmenting our ability to attract new customers, and constructing an even more efficient sales system, we continued to implement a strategy of forging a solid footing in our loan and consumer credit businesses while seeking to expand the scope of the loan business under our own brand and that of our consolidated subsidiary DC Cash One Ltd. In addition, we have given priority in our credit card and loan servicing businesses to cultivating customer segments untapped by our loan business.

We have also been actively expanding our existing businesses overseas, as well as engaging in activities centered on providing operational support in Taiwan and conducting research activities in the Chinese market.

The third quarter result for the consolidated accounting period recorded operating income of 336,123 million yen (an increase of 3.1% year-on-year), income before extraordinary items of 113,046 million yen (a decrease of 1.1% year-on-year) and net income of 65,515 million yen (a decrease of 0.4% year-on-year).

(2) Consolidated Financial Status

	Total Assets (Millions of yen)	Shareholders' Equity (Millions of yen)	Ratio of Shareholders' Equity	Shareholders' Equity Per Share (Yen)
12/05 (3Q)	2,098,034	929,779	44.3%	5,915.65
12/04 (3Q)	1,989,626	848,051	42.6%	5,357.39
3/05 (Annual)	2,077,334	863,760	41.6%	5,456.40

[Consolidated Cash Flow Status]

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents At the End of Term
12/05 (3Q)	70,887	(44,278)	(70,655)	102,270
12/04 (3Q)	101,318	(4,535)	(130,630)	125,120
3/05 (Annual)	141,014	(17,350)	(136,508)	145,920

[Qualitative Information on Changes in Financial Position (Consolidated)]

The financial position at the end of the third quarter showed a 2.7-point rise to 44.3% in the shareholders' equity ratio as compared with the end of the last consolidated accounting period. This was due to an increase of total assets by 20,700 million yen and an increase of shareholders' equity by 66,019 million yen.

The rise in total assets can be attributed to increases in loans receivable (up 11.832 billion yen) and investments in securities (up 91.903 billion yen) and decreases in installment receivable (down 31.075 billion yen), deferred tax assets (down 10.738 billion yen), and short-term loans (down 35.393 billion yen).

Total liabilities dropped by 45.481 billion yen due to lessened interest-bearing debt (down 41.376 billion yen) and accrued income taxes (down 15.606 billion yen) as well as higher deferred tax liabilities (up 20.634 billion yen).

(Cash Flows)

Cash and cash equivalents (hereinafter called "funds") at the end of the third quarter decreased by 43,649 million yen, compared with the end of the previous consolidated account period, to record 102,270 million yen.

Cash flow from operating activities rose by 70.887 billion yen, the result of income before income taxes for the third quarter accounting period of 112.517 billion yen, a decline in funds (11.316 billion yen) stemming from an increase in loans receivable, an increase in funds (31.787 billion yen) as a consequence of decrease in installment receivable, and income taxes paid (49.590 billion yen). Cash flow from investing activities fell by 44.278 billion yen, with purchase of investments in securities (46.073 billion yen). Cash flows from financing activities decreased by 70,655 million yen. This is mainly because funds decreased by 42,575 million yen as the cash outflows for repayment of loans and redemption of bonds exceeded the cash inflows from loans and issuance of bonds, and as a result of cash outflows from payment of dividends (19,699 million yen).

[Reference]

[Change in Scope of Consolidation and Equity-method Affiliates]

From this quarter, two investment partnerships established on April 25, 2005 with AC Ventures Co., Ltd., our 100% subsidiary, being an executive member have been included as subjects of consolidation. ACOM acquired all shares of DC Servicer company, Ltd. and included it in subjects of consolidation. On the other hand, ACOM CAPITAL CO., LTD., a special purpose company, was liquidated on January 4, 2005 following the change in the method of funding and therefore excluded from subjects of consolidation. Furthermore, CHAILEASE ACOM FINANCE CO., LTD., which was an equity method-affiliate until the prior consolidated fiscal year, is excluded from equity method affiliates as ACOM sold all of its shares of CHAILEASE ACOM FINANCE CO., LTD. on September 2, 2005.

Forecasts for the Fiscal Year Ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Annual	442,100	146,700	86,300

Reference: Forecasted net income per share (annual): 548.95 yen

[Qualitative Information on Earnings Forecasts]

We have reposted the consolidated results forecast accompanying the interim financial results released on October 27, 2005 as our consolidated results forecast for the term ending March 2006. Please note that year-end results may differ from the forecasted figures due to a variety of factors.

1. Summarized Consolidated Financial Statements
(1) Summarized Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period (As of December 31, 2004)		This third quarter consolidated accounting period (As of December 31, 2005)		Prior consolidated fiscal year (As of March 31, 2005)		Change (ytd)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,880,576	94.5	1,890,182	90.1	1,959,752	94.3	(69,570)	(3.5)
Cash and time deposits	99,185		76,820		85,126		(8,306)	(9.8)
Loans receivable	1,618,590		1,692,016		1,680,184		11,832	0.7
Installment receivable	185,983		145,702		176,778		(31,075)	(17.6)
Inventories	13,661		18,824		18,696		127	0.7
Deferred tax assets	37,017		29,031		39,775		(10,744)	(27.0)
Short-term loans	25,997		25,450		60,844		(35,393)	(58.2)
Other current assets	27,838		27,256		26,094		1,162	4.5
Allowances for bad debts	(127,698)		(124,920)		(127,747)		2,826	(2.2)
II. Fixed assets	109,049	5.5	207,851	9.9	117,581	5.7	90,270	76.8
Tangible fixed assets	52,305		52,069		52,037		31	0.1
Intangible fixed assets	1,385		1,380		1,385		(4)	(0.3)
Investments and other assets	55,357		154,402		64,158		90,243	140.7
Investments in securities	31,304		132,398		40,495		91,903	226.9
Other fixed assets	24,053		22,003		23,663		(1,659)	(7.0)
Total Assets	1,989,626	100.0	2,098,034	100.0	2,077,334	100.0	20,700	1.0
(Liabilities)								
I. Current liabilities	385,923	19.4	441,303	21.1	470,050	22.6	(28,746)	(6.1)
Short-term loans	13,333		43,965		36,170		7,794	21.5
Current portion of long-term loans	275,967		234,347		271,250		(36,902)	(13.6)
Current portion of bonds and notes	45,300		75,500		70,640		4,860	6.9
Accrued income taxes	14,007		12,985		28,592		(15,606)	(54.6)
Deferred income on installment sales	17,749		13,443		17,831		(4,387)	(24.6)
Other current liabilities	19,565		61,061		45,566		15,495	34.0
II. Fixed liabilities	754,177	37.9	722,088	34.4	738,824	35.6	(16,735)	(2.3)
Straight bonds	230,340		205,000		205,000		—	—
Long-term loans	514,749		488,037		525,166		(37,128)	(7.1)
Deferred tax liabilities	3,414		23,779		3,151		20,627	654.5
Other fixed liabilities	5,673		5,272		5,506		(234)	(4.2)
Total liabilities	1,140,100	57.3	1,163,392	55.5	1,208,874	58.2	(45,481)	(3.8)
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	1,473	0.1	4,861	0.2	4,699	0.2	162	3.5
(Shareholders' equity)								
I. Common stock	63,832	3.2	63,832	3.1	63,832	3.1	—	—
II. Capital surplus	76,458	3.8	76,056	3.6	76,458	3.7	(402)	(0.5)
III. Retained earnings	714,430	35.9	775,940	37.0	730,168	35.1	45,772	6.3
IV. Securities valuation adjustment	6,093	0.3	34,404	1.6	6,392	0.3	28,011	438.2
V. Foreign currency translation adjustments	(1,961)	(0.1)	(1,794)	(0.1)	(2,290)	(0.1)	496	(21.7)
VI. Treasury stock	(10,801)	(0.5)	(18,659)	(0.9)	(10,801)	(0.5)	(7,858)	72.8
Total shareholders' equity	848,051	42.6	929,779	44.3	863,760	41.6	66,019	7.6
Total liabilities, minority interests, and shareholders' equity	1,989,626	100.0	2,098,034	100.0	2,077,334	100.0	20,700	1.0

(2) Summarized Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior third quarter consolidated accounting period From April 1, 2004 to December 31, 2004		This third quarter consolidated accounting period From April 1, 2005 to December 31, 2005		Change (yoy)		Prior consolidated fiscal year From April 1, 2004 to March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	326,025	100.0	336,123	100.0	10,097	3.1	433,965	100.0
Interest on loans receivable	286,575		294,316		7,741	2.7	380,272	
Fees from credit card business	4,646		4,724		77	1.7	6,197	
Fees from installment sales financing	12,240		10,696		(1,543)	(12.6)	15,895	
Fees from credit guarantees	4,988		3,855		(1,132)	(22.7)	6,871	
Collection of purchased receivables	4,892		9,565		4,672	95.5	7,757	
Other financial income	14		43		28	192.8	20	
Sales	6,258		5,873		(384)	(6.1)	8,256	
Other operating income	6,409		7,047		637	10.0	8,693	
II. Operating expenses	210,798	64.7	225,152	67.0	14,353	6.8	289,604	66.7
Financial expenses	17,258		15,590		(1,667)	(9.7)	22,534	
Cost of purchased receivables	3,170		5,684		2,513	79.3	5,254	
Cost of sales	3,898		3,782		(115)	(3.0)	5,220	
Other operating expenses	186,471		200,095		13,623	7.3	256,594	
Operating profit	115,227	35.3	110,970	33.0	(4,256)	(3.7)	144,361	33.3
III Non-operating income	1,124	0.4	2,200	0.6	1,075	95.7	1,454	0.3
IV. Non-operating expenses	1,993	0.6	124	0.0	(1,869)	(93.8)	2,468	0.6
Income before extraordinary items	114,358	35.1	113,046	33.6	(1,311)	(1.1)	143,347	33.0
V. Extraordinary income	1	0.0	401	0.1	400	—	142	0.1
VI. Extraordinary losses	1,436	0.5	931	0.2	(504)	(35.1)	3,101	0.7
Income before income taxes for the third quarter accounting period (fiscal year)	112,923	34.6	112,517	33.5	(405)	(0.4)	140,388	32.4
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	34,892	14.3	34,188	14.0	(704)	0.8	49,777	13.4
Deferred income taxes	11,659		12,714		1,054		8,367	
Gain (loss) on minority interests in consolidated subsidiaries	575	0.1	99	0.0	(476)	(82.8)	710	0.2
Net income for the third quarter accounting period (fiscal year)	65,795	20.2	65,515	19.5	(279)	(0.4)	81,533	18.8

(3) Summarized Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	Prior third quarter consolidated accounting period From April 1, 2004 to December 31, 2004	This third quarter consolidated accounting period From April 1, 2005 to December 31, 2005	Change (yoy)	Prior consolidated fiscal year From April 1, 2004 to March 31, 2005
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes for the third quarter accounting period (fiscal year)	112,923	112,517	(405)	140,388
Depreciation and amortization	3,813	3,467	(346)	5,234
Increase (decrease) in allowance for bad debts	(4,923)	(2,783)	2,140	(4,785)
Decrease (increase) in loans receivable	4,412	(11,316)	(15,728)	2,064
Decrease (increase) in installment receivable	42,200	31,787	(10,413)	51,405
Decrease (increase) in inventories	(1,298)	(2,121)	(822)	(6,330)
Increase (decrease) in deferred income on installment sales	(7,909)	(4,546)	3,363	(7,826)
Other operating activities	(511)	(7,269)	(6,758)	8,891
Subtotal	148,705	119,734	(28,970)	189,042
Income taxes paid	(47,796)	(49,590)	(1,794)	(48,520)
Others	410	744	334	492
Cash used in operating activities	101,318	70,887	(30,431)	141,014
II. Cash flow from investing activities				
Purchase of tangible fixed assets	(4,646)	(2,874)	1,771	(6,819)
Purchase of investments in securities	(1)	(46,073)	(46,072)	(9,316)
Other investment activities	112	4,669	4,557	(1,214)
Net cash used in investing activities	(4,535)	(44,278)	(39,743)	(17,350)
III. Cash flow from financing activities				
Proceeds from short-term loans	34,864	189,787	154,923	61,782
Repayments of short-term loans	(43,200)	(182,242)	(139,042)	(71,581)
Proceeds from issue of straight bonds	9,935	39,742	29,807	19,859
Payments for redemption of straight bonds	(30,000)	(35,300)	(5,300)	(40,000)
Proceeds from long-term debt	36,537	131,582	95,044	83,478
Repayments of long-term debt	(222,858)	(206,145)	16,712	(294,099)
Net proceeds from issuance of the Company's stock	92,625	—	(92,625)	92,625
Net proceeds from disposal of treasury stock	11,423	936	(10,487)	11,423
Payments for purchase of treasury stock	(7,007)	(9,207)	(2,200)	(7,007)
Cash dividends paid by the Company	(12,850)	(19,699)	(6,848)	(12,864)
Other financing activities	(100)	19,890	19,990	19,875
Net cash (used in) provided by financing activities	(130,630)	(70,655)	59,975	(136,508)
IV. Effect of exchange rate change on cash and cash equivalents	93	396	303	(109)
V. Increase (decrease) in cash and cash equivalents	(33,753)	(43,649)	(9,895)	(12,953)
VI. Cash and cash equivalents at the beginning of the fiscal year	158,873	145,920	(12,953)	158,873
VII. Cash and cash equivalents at the end of third quarter accounting period (fiscal year)	125,120	102,270	(22,849)	145,920

2. Consolidated Operating Results

(1) Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period From April 1, 2004 to December 31, 2004		This third quarter consolidated accounting period From April 1, 2005 to December 31, 2005		Prior consolidated fiscal year From April 1, 2004 to March 31, 2005	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
		%		%		%
Financial service businesses	320,479	98.3	331,079	98.5	426,714	98.3
Loan business	291,926	89.6	299,790	89.2	387,348	89.3
Credit card business	4,730	1.4	4,921	1.5	6,311	1.4
Installment sales finance business	12,783	3.9	11,488	3.4	16,622	3.8
Guarantee business	5,406	1.7	4,469	1.3	7,627	1.8
Loan servicing business	5,633	1.7	10,229	3.0	8,762	2.0
Others	0	0.0	179	0.1	42	0.0
Other businesses	5,546	1.7	5,043	1.5	7,250	1.7
Rental business	2,841	0.9	3,285	1.0	3,781	0.9
Others	2,704	0.8	1,757	0.5	3,469	0.8
Total	326,025	100.0	336,123	100.0	433,965	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2004)	This third quarter consolidated accounting period (As of December 31, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
Loan business	1,618,590	1,692,016	1,680,184
Credit card business	49,527	49,323	49,399
Credit card	48,923	48,739	48,833
Others	603	583	565
Installment sales finance business	136,455	96,379	127,378
Loan servicing business	7,671	14,751	12,723
Total	1,812,245	1,852,470	1,869,685

2) Bad Debts

(Millions of yen)

Category \ Term	Prior third quarter consolidated accounting period (As of December 31, 2004)	This third quarter consolidated accounting period (As of December 31, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
Loans to borrowers in bankruptcy or under reorganization	8,851	8,300	8,906
Loans in arrears	33,036	35,192	37,077
Loans past due for three months or more	2,834	4,475	1,781
Restructured loans	35,637	50,522	36,196
Total	80,360	98,490	83,961

(Category criteria of concerning situations of bad debts)

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans of accrued interest

Loans in arrears

Other delinquent loans exclusive of accrued interest. This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

3) Number of Customer Accounts

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2004)	This third quarter consolidated accounting period (As of December 31, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
Loan business	3,231,801	3,442,555	3,406,054
Credit card business	1,202,542	1,240,513	1,197,784
Credit card	1,196,353	1,234,566	1,191,975
Others	6,189	5,947	5,809
Installment sales finance business	915,165	809,563	958,768
Loan servicing business	87,334	183,854	137,808
Rental business	9,789	8,177	11,319

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: Number of loan accounts with loan balance outstanding

(2) Credit card business

Credit card: Cardholder of ACOM MasterCard®

(3) Installment sales finance business: Number of contracts with receivables outstanding

(4) Loan servicing business: Number of accounts for purchased loans

(5) Rental business: Number of users during the period

4) Other

Item \ Term	Prior third quarter consolidated accounting period (As of December 31, 2004)	This third quarter consolidated accounting period (As of December 31, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
Number of outlets	1,779	2,025	1,854
Number of employees	6,320	6,721	6,621
Allowance for bad debts (Millions of yen)	130,393	127,615	130,532
Allowance for loss on debt quarantee (Millions of yen)	2,740	1,594	1,558
Bad debt write-offs (Millions of yen)	85,318	85,920	113,566

Note: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

3. Contingent Liabilities (As of December 31, 2005)

Amount of guaranteed loans of guarantee business

Guaranteed loans	86,134 million yen
Allowance for loss on guaranteed loans	1,594 million yen
Net	84,540 million yen

[Reference] (Non-consolidated)

(1) Amount of guaranteed loans of guarantee business

Guaranteed loans	156,903 million yen
Allowance for loss on guaranteed loans	3,140 million yen
Net	153,763 million yen

(2) Amount of guaranteed liabilities of affiliated companies

EASY BUY Public Company Limited	36,339 million yen
DC Cash One Ltd.	69,574 million yen
JCK CREDIT CO., LTD.	2,064 million yen
IR Loan Servicing, Inc.	1,200 million yen
JLA INCORPORATED	768 million yen
ACOM ESTATE CO., LTD.	135 million yen

4. Summarized Financial Statements (Non-consolidated)

(1) Summarized Balance Sheets

(Millions of yen)

Subject / Term	Prior third quarter accounting period (As of December 31, 2004)		This third quarter accounting period (As of December 31, 2005)		Prior consolidated fiscal year (As of March 31, 2005)		Change (ytd)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,789,527	92.8	1,715,464	87.6	1,800,655	92.3	(85,191)	(4.7)
Cash and time deposits	89,141		58,343		71,785		(13,441)	(18.7)
Loans receivable	1,602,794		1,593,832		1,601,773		(7,941)	(0.5)
Installment receivable	129,051		100,593		118,867		(18,274)	(15.4)
Deferred tax assets	35,468		26,684		37,896		(11,211)	(29.6)
Short-term loans	24,997		23,950		60,977		(37,026)	(60.7)
Other current assets	29,184		27,970		28,975		(1,005)	(3.5)
Allowances for bad debts	(121,110)		(115,910)		(119,620)		3,710	(3.1)
II. Fixed assets	139,398	7.2	242,035	12.4	150,969	7.7	91,066	60.3
Tangible fixed assets	38,519		38,512		38,240		272	0.7
Intangible fixed assets	1,145		1,138		1,143		(4)	(0.4)
Investments and other assets	99,732		202,384		111,585		90,798	81.4
Total Assets	1,928,925	100.0	1,957,500	100.0	1,951,625	100.0	5,875	0.3
(Liabilities)								
I. Current liabilities	351,786	18.2	370,742	18.9	403,996	20.7	(33,254)	(8.2)
Short-term loans	2,500		2,000		2,500		(500)	(20.0)
Current portion of long-term loans	269,856		223,119		264,581		(41,461)	(15.7)
Current portion of bonds and notes	40,000		70,000		60,000		10,000	16.7
Accrued income taxes	13,385		11,538		27,029		(15,490)	(57.3)
Deferred income on installment sales	10,671		6,213		9,122		(2,908)	(31.9)
Other current liabilities	15,372		57,870		40,763		17,106	42.0
II. Fixed liabilities	731,945	38.0	660,808	33.8	685,327	35.1	(24,519)	(3.6)
Straight bonds	225,000		205,000		205,000		—	—
Long-term loans	503,106		433,477		476,641		(43,164)	(9.1)
Other fixed liabilities	3,839		22,331		3,685		18,645	505.9
Total liabilities	1,083,731	56.2	1,031,550	52.7	1,089,323	55.8	(57,773)	(5.3)
(Shareholders' equity)								
I. Common stock	63,832	3.3	63,832	3.3	63,832	3.3	—	—
II. Capital surplus	76,458	4.0	76,056	3.9	76,458	3.9	(402)	(0.5)
III. Retained earnings	709,621	36.8	771,112	39.4	726,426	37.2	44,685	6.2
IV. Securities valuation adjustment	6,082	0.3	33,608	1.7	6,384	0.3	27,223	426.4
V. Treasury stock	(10,801)	(0.6)	(18,659)	(1.0)	(10,801)	(0.5)	(7,858)	72.8
Total shareholders' equity	845,193	43.8	925,950	47.3	862,301	44.2	63,648	7.4
Total liabilities and shareholders' equity	1,928,925	100.0	1,957,500	100.0	1,951,625	100.0	5,875	0.3

(2) Summarized Income Statements

(Millions of yen)

Subject \ Term	Prior third quarter accounting period From April 1, 2004 to December 31, 2004		This third quarter accounting period From April 1, 2005 to December 31, 2005		Change (yoy)		Prior fiscal year From April 1, 2004 to March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	303,969	100.0	300,503	100.0	(3,466)	(1.1)	402,734	100.0
Interest on loans receivable	280,983		278,455		(2,527)	(0.9)	372,389	
Fees from credit card business	4,581		4,670		89	1.9	6,113	
Fees from installment sales financing	7,381		4,420		(2,961)	(40.1)	9,255	
Fees from credit guarantees	4,988		6,314		1,326	26.6	6,871	
Other financial income	14		41		27	197.7	19	
Sales	158		—		(158)	—	158	
Other operating income	5,863		6,599		736	12.6	7,927	
II. Operating expenses	192,704	63.4	193,574	64.4	869	0.5	262,500	65.2
Financial expenses	16,628		13,784		(2,843)	(17.1)	21,591	
Cost of Sales	157		—		(157)	—	157	
Other operating expenses	175,919		179,789		3,870	2.2	240,751	
Operating profit	111,265	36.6	106,928	35.6	(4,336)	(3.9)	140,234	34.8
III. Non-operating income	1,647	0.6	1,751	0.6	103	6.3	2,083	0.5
IV. Non-operating expenses	576	0.2	149	0.1	(427)	(74.0)	622	0.1
Income before extraordinary items	112,335	37.0	108,530	36.1	(3,805)	(3.4)	141,695	35.2
V. Extraordinary income	0	0.0	487	0.2	487	—	141	0.0
VI. Extraordinary losses	1,170	0.4	942	0.3	(228)	(19.5)	2,805	0.7
Income before income taxes for the third quarter accounting period (fiscal year)	111,165	36.6	108,075	36.0	(3,089)	(2.8)	139,031	34.5
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	33,436	14.8	31,610	14.6	(1,826)	(2.9)	47,540	13.9
Deferred income taxes	11,533		12,036		503		8,490	
Net income for the third quarter accounting period (fiscal year)	66,196	21.8	64,428	21.4	(1,767)	(2.7)	83,001	20.6
Retained earnings carried forward from the previous period	26,228		23,363		(2,864)	(10.9)	26,228	
Interim dividends	7,123		10,999		3,876	54.4	7,123	
Unappropriated retained earnings for the third quarter accounting period (fiscal year)	85,300		76,792		(8,508)	(10.0)	102,106	

EXHIBIT 4

DATA BOOK
Quarterly Report

The Third Quarter Report for The Fiscal Year Ending March, 2006

ACOM CO., LTD.

2006/01
January 2006
Code No. 8572

Contents

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. " - " is displayed when the percentage change exceeds 1,000%.

Note:7. "(E)" indicates estimates.

Note:8. "C.R." indicates composition ratio.

1.Income and Expenses (Consolidated)

(Millions of yen)

	2004/3		2004/6	2004/9	2004/12	2005/3		2005/6		2005/9		**2005/12**		2006/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	434,968	-0.6	107,558	216,650	326,025	433,965	-0.2	110,512	2.7	222,182	2.6	**336,123**	**3.1**	442,100	1.9
Operating Expenses	314,577	8.1	73,532	138,004	210,798	289,604	-7.9	66,952	-8.9	143,390	3.9	**225,152**	**6.8**	297,600	2.8
Financial Expenses	26,910	-11.9	6,002	11,753	17,258	22,534	-16.3	5,342	-11.0	10,472	-10.9	**15,590**	**-9.7**	21,100	-6.4
Provision for Bad Debts	140,505	21.5	30,545	51,528	81,240	108,453	-22.8	21,945	-28.2	50,851	-1.3	**83,141**	**2.3**	106,000	-2.3
Operating Profit	120,391	-17.9	34,025	78,645	115,227	144,361	19.9	43,560	28.0	78,792	0.2	**110,970**	**-3.7**	144,500	0.1
Non-operating Income	1,297	-6.0	494	821	1,124	1,454	12.2	684	38.3	1,246	51.7	**2,200**	**95.7**	2,350	61.5
Non-operating Expenses	2,915	-23.9	1,016	1,626	1,993	2,468	-15.3	22	-97.8	123	-92.4	**124**	**-93.8**	150	-93.9
Income Before Extraordinary Items	118,773	-17.7	33,503	77,839	114,358	143,347	20.7	44,222	32.0	79,916	2.7	**113,046**	**-1.1**	146,700	2.3
Extraordinary Income	3,331	-	-	1	1	142	-95.7	0	-	400	-	**401**	**-**	500	251.5
Extraordinary Losses	1,771	-82.0	220	1,362	1,436	3,101	75.1	52	-76.2	743	-45.4	**931**	**-35.1**	1,000	-67.8
Income Before Income Taxes	120,332	-10.5	33,282	76,478	112,923	140,388	16.7	44,169	32.7	79,572	4.0	**112,517**	**-0.4**	146,200	4.1
Net Income	70,319	-6.4	19,220	44,606	65,795	81,533	15.9	25,784	34.2	46,351	3.9	**65,515**	**-0.4**	86,300	5.8

2.Operating Income by Segment (Consolidated)

(Millions of yen)

	2004/3		2004/6	2004/9	2004/12	2005/3		2005/6		2005/9		**2005/12**		2006/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	434,968	-0.6	107,558	216,650	326,025	433,965	-0.2	110,512	2.7	222,182	2.6	**336,123**	**3.1**	442,100	1.9
Loan Business	391,259	-1.7	96,419	193,749	291,926	387,348	-1.0	99,428	3.1	199,358	2.9	**299,790**	**2.7**	397,200	2.5
ACOM CO., LTD.	386,217	-2.4	94,897	190,252	286,191	379,248	-1.8	94,359	-0.6	188,899	-0.7	**283,610**	**-0.9**	375,190	-1.1
DC Cash One Ltd.	-	-	-	-	-	-	-	2,596	-	5,388	-	**8,356**	**-**	11,500	-
EASY BUY Public Company Limited	5,028	129.5	1,519	3,494	5,731	8,095	61.0	2,471	62.7	5,070	45.1	**7,823**	**36.5**	10,500	29.7
JCK CREDIT CO., LTD.	13	-65.8	1	2	3	4	-69.2	0	-72.7	0	-74.4	**0**	**-75.8**	10	143.3
Credit Card Business	5,876	15.3	1,514	3,123	4,730	6,311	7.4	1,631	7.7	3,265	4.5	**4,921**	**4.0**	6,700	6.1
ACOM CO., LTD.	5,782	15.4	1,490	3,077	4,665	6,227	7.7	1,613	8.3	3,229	4.9	**4,867**	**4.3**	6,500	4.4
JCK CREDIT CO., LTD.	93	10.7	23	45	65	84	-9.7	17	-25.3	35	-21.5	**53**	**-17.9**	200	137.7
Installment Sales Finance Business	22,738	-11.6	4,622	8,877	12,783	16,622	-26.9	4,006	-13.3	7,759	-12.6	**11,488**	**-10.1**	14,000	-15.8
ACOM CO., LTD.	14,002	-14.4	2,789	5,341	7,538	9,456	-32.5	1,740	-37.6	3,264	-38.9	**4,630**	**-38.6**	5,600	-40.8
EASY BUY Public Company Limited	1,975	18.5	481	1,024	1,741	2,827	43.1	1,540	219.6	3,159	208.5	**5,008**	**187.7**	6,300	122.8
JCK CREDIT CO., LTD.	6,761	-12.2	1,351	2,511	3,503	4,339	-35.8	725	-46.3	1,335	-46.8	**1,849**	**-47.2**	2,100	-51.6
Guarantee Business	5,037	169.8	1,666	3,511	5,406	7,627	51.4	1,345	-19.2	3,013	-14.2	**4,469**	**-17.3**	6,400	-16.1
Loan Servicing Business	2,786	201.2	1,899	4,033	5,633	8,762	214.5	2,466	29.9	5,323	32.0	**10,229**	**81.6**	10,800	23.3
Rental Business	3,527	-2.8	841	1,717	2,841	3,781	7.2	1,041	23.8	2,119	23.4	**3,285**	**15.6**	4,200	11.1
Others	3,742	64.8	595	1,638	2,704	3,511	-6.2	591	-0.6	1,343	-18.0	**1,937**	**-28.4**	2,800	-20.3

3.Receivables Outstanding by Segment (Consolidated)

	2004/3	YOY %	2005/3: 2004/6	2004/9	2004/12	2005/3	YOY %	2006/3: 2005/6	YOY %	2005/9	YOY %	**2005/12**	**YTD %**	**YOY %**	2006/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,857,536	-4.3	1,842,057	1,830,314	1,812,245	1,869,685	0.7	1,873,667	1.7	1,871,972	2.3	**1,852,470**	**-0.9**	**2.2**	1,872,700	0.2
Loan Business	1,623,154	-2.2	1,623,535	1,628,157	1,618,590	1,680,184	3.5	1,688,899	4.0	1,697,962	4.3	**1,692,016**	**0.7**	**4.5**	1,715,300	2.1
ACOM CO., LTD.	1,612,799	-2.4	1,611,833	1,614,243	1,602,794	1,601,773	-0.7	1,603,842	-0.5	1,606,799	-0.5	**1,593,832**	**-0.5**	**-0.6**	1,602,200	0.0
JCK CREDIT CO., LTD.	66	-56.8	57	49	40	33	-49.8	28	-50.4	24	-50.2	**22**	**-33.3**	**-44.5**	20	-40.0
EASY BUY Public Company Limited	10,289	42.7	11,644	13,864	15,756	17,163	66.8	19,040	63.5	20,504	47.9	**24,541**	**43.0**	**55.8**	30,100	75.4
DC Cash One Ltd.	-	-	-	-	-	59,246	-	63,701	-	68,103	-	**70,768**	**19.4**	**-**	80,000	35.0
Credit Card Business	46,731	11.7	47,747	48,973	49,527	49,399	5.7	49,392	3.4	49,129	0.3	**49,323**	**-0.2**	**-0.4**	50,900	3.0
ACOM MasterCard®	45,941	11.7	47,016	48,336	48,923	48,833	6.3	48,822	3.8	48,579	0.5	**48,739**	**-0.2**	**-0.4**	50,400	3.2
JCK CREDIT CO., LTD.	758	10.8	707	619	587	546	-27.9	556	-21.3	538	-13.1	**569**	**4.3**	**-3.0**	500	-8.5
Installment Sales Finance Business	181,567	-23.7	165,534	145,927	136,455	127,378	-29.8	121,313	-26.7	108,949	-25.3	**96,379**	**-24.3**	**-29.4**	87,700	-31.1
ACOM CO., LTD.	113,934	-25.6	102,355	89,279	80,111	70,014	-38.5	64,128	-37.3	56,783	-36.4	**51,840**	**-26.0**	**-35.3**	49,600	-29.2
JCK CREDIT CO., LTD.	59,785	-22.7	53,685	45,596	39,855	33,607	-43.8	29,576	-44.9	24,521	-46.2	**20,702**	**-38.4**	**-48.1**	17,300	-48.5
EASY BUY Public Company Limited	7,847	6.0	9,493	11,051	16,488	23,756	202.7	27,608	190.8	27,645	150.1	**23,837**	**0.3**	**44.6**	20,800	-12.4
Loan Servicing Business	6,082	411.1	5,239	7,256	7,671	12,723	109.2	14,061	168.4	15,930	119.5	**14,751**	**15.9**	**92.3**	18,800	47.8
Guaranteed Loans Receivables	100,971	74.3	110,538	121,305	129,151	78,015	-22.7	80,856	-26.9	83,580	-31.1	**86,134**	**10.4**	**-33.3**	-	-

4.Number of Customer Accounts by Segment (Consolidated)

	2004/3	YOY %	2005/3: 2004/6	2004/9	2004/12	2005/3	YOY %	2006/3: 2005/6	YOY %	2005/9	YOY %	**2005/12**	**YTD %**	**YOY %**	2006/3(E)	YOY %
Loan Business	3,161,894	0.0	3,177,508	3,214,903	3,231,801	3,406,054	7.7	3,423,022	7.7	3,443,070	7.1	**3,442,555**	**1.1**	**6.5**	3,467,900	1.8
ACOM CO., LTD.	2,954,073	-2.6	2,941,271	2,932,749	2,914,385	2,902,916	-1.7	2,894,869	-1.6	2,888,690	-1.5	**2,870,024**	**-1.1**	**-1.5**	2,850,000	-1.8
JCK CREDIT CO., LTD.	422	-62.4	303	246	198	167	-60.4	132	-56.4	98	-60.2	**64**	**-61.7**	**-67.7**	50	-70.1
EASY BUY Public Company Limited	207,399	62.2	235,934	281,908	317,218	347,003	67.3	363,317	54.0	383,168	35.9	**396,057**	**14.1**	**24.9**	434,000	25.1
DC Cash One Ltd.	-	-	-	-	-	150,074	-	157,849	-	163,612	-	**168,082**	**12.0**	**-**	175,050	16.6
Credit Card Business	1,071,681	5.0	1,074,324	1,196,546	1,202,542	1,197,784	11.8	1,209,028	12.5	1,226,580	2.5	**1,240,513**	**3.6**	**3.2**	1,219,300	1.8
ACOM MasterCard®	1,064,492	4.9	1,067,382	1,190,132	1,196,353	1,191,975	12.0	1,203,179	12.7	1,220,853	2.6	**1,234,566**	**3.6**	**3.2**	1,213,800	1.8
JCK CREDIT CO., LTD.	6,982	16.3	6,740	6,212	5,989	5,609	-19.7	5,650	-16.2	5,528	-11.0	**5,750**	**2.5**	**-4.0**	5,300	-5.5
Installment Sales Finance Business	886,110	-10.6	874,657	863,342	915,165	958,768	8.2	960,816	9.9	924,944	7.1	**809,563**	**-15.6**	**-11.5**	680,100	-29.1
ACOM CO., LTD.	387,261	-19.2	360,113	332,357	309,185	284,782	-26.5	265,708	-26.2	244,575	-26.4	**226,289**	**-20.5**	**-26.8**	221,600	-22.2
JCK CREDIT CO., LTD.	222,424	-15.5	205,681	183,190	165,395	148,059	-33.4	133,652	-35.0	120,214	-34.4	**107,363**	**-27.5**	**-35.1**	88,500	-40.2
EASY BUY Public Company Limited	276,425	11.1	308,863	347,795	440,585	525,927	90.3	561,456	81.8	560,155	61.1	**475,911**	**-9.5**	**8.0**	370,000	-29.6
Loan Servicing Business	31,851	202.2	33,864	49,097	87,334	137,808	332.7	161,588	377.2	190,900	288.8	**183,854**	**33.4**	**110.5**	-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Note 2. Credit Card Business: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. Loan Servicing Business: Number of accounts for purchased loans.

5.Income and Expenses (ACOM)

(Millions of yen)

	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YOY %**	2006/3(E)	YOY %
Operating Income	411,799	-1.8	100,865	202,207	303,969	402,734	-2.2	99,983	-0.9	200,312	-0.9	**300,503**	**-1.1**	397,000	-1.4
Operating Expenses	295,918	7.0	68,185	126,102	192,704	262,500	-11.3	57,549	-15.6	124,171	-1.5	**193,574**	**0.5**	256,400	-2.3
Financial Expenses	26,115	-11.7	5,815	11,364	16,628	21,591	-17.3	4,740	-18.5	9,296	-18.2	**13,784**	**-17.1**	18,500	-14.3
Provision for Bad Debts	135,474	20.8	29,491	49,109	77,136	102,462	-24.4	19,826	-32.8	46,749	-4.8	**76,617**	**-0.7**	97,700	-4.6
Bad Debt Write-offs	112,598	38.0	27,888	54,114	81,868	108,446	-3.7	25,503	-8.5	51,819	-4.2	**79,963**	**-2.3**	104,300	-3.8
Additional Allowance for Bad Debts	21,485	-28.5	1,299	-5,679	-5,606	-6,998	-132.6	-5,757	-543.0	-5,180	8.8	**-3,606**	**35.7**	-7,200	-2.9
Additional Allowance for Loss on Debt Guarantees	1,391	201.7	304	675	875	1,015	-27.0	80	-73.7	110	-83.7	**260**	**-70.3**	600	-40.9
Other Operating Expenses	133,597	-0.9	32,860	65,611	98,782	138,289	3.5	32,983	0.4	68,126	3.8	**103,171**	**4.4**	140,200	1.4
Operating Profit	115,880	-18.7	32,680	76,104	111,265	140,234	21.0	42,433	29.8	76,140	0.0	**106,928**	**-3.9**	140,600	0.3
Non-operating Income	2,086	-1.5	716	1,217	1,647	2,083	-0.1	632	-11.7	1,030	-15.3	**1,751**	**6.3**	2,050	-1.6
Non-operating Expenses	167	-15.0	490	571	576	622	271.2	14	-97.0	148	-74.0	**149**	**-74.0**	150	-75.9
Income Before Extraordinary Items	117,799	-18.5	32,906	76,750	112,335	141,695	20.3	43,051	30.8	77,022	0.4	**108,530**	**-3.4**	142,500	0.6
Extraordinary Income	3,198	-	-	0	0	141	-95.6	-	-	487	-	**487**	**-**	500	253.4
Extraordinary Losses	7,861	-20.8	231	1,087	1,170	2,805	-64.3	55	-75.9	741	-31.8	**942**	**-19.5**	1,000	-64.4
Income Before Income Taxes	113,136	-15.9	32,674	75,663	111,165	139,031	22.9	42,995	31.6	76,768	1.5	**108,075**	**-2.8**	142,000	2.1
Income Taxes, current	54,160	-20.4	3,510	20,400	33,436	47,540	-12.2	5,188	47.8	20,380	-0.1	**31,610**	**-5.5**	46,600	-2.0
Income Taxes, deferred	-6,671	-39.2	9,741	10,148	11,533	8,490	-227.3	12,243	25.7	10,631	4.8	**12,036**	**4.4**	10,600	24.8
Net Income	65,648	-15.3	19,422	45,115	66,196	83,001	26.4	25,564	31.6	45,757	1.4	**64,428**	**-2.7**	84,800	2.2

6.Operating Income by Category (ACOM)

(Millions of yen)

	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YOY %**	2006/3(E)	YOY %
Operating Income	411,799	-1.8	100,865	202,207	303,969	402,734	-2.2	99,983	-0.9	200,312	-0.9	**300,503**	**-1.1**	397,000	-1.4
Interest on Loans Receivable	379,332	-2.4	93,148	186,804	280,983	372,389	-1.8	92,630	-0.6	185,502	-0.7	**278,455**	**-0.9**	368,300	-1.1
Fees from Credit Card Business	5,714	14.6	1,487	3,019	4,581	6,113	7.0	1,556	4.6	3,109	3.0	**4,670**	**1.9**	6,300	3.1
Fees from Installment Sales Financing	13,799	-14.6	2,783	5,221	7,381	9,255	-32.9	1,669	-40.0	3,132	-40.0	**4,420**	**-40.1**	5,300	-42.7
Fees from Credit Guarantees	5,035	169.7	1,571	3,498	5,387	7,599	50.9	2,086	32.7	4,551	30.1	**6,857**	**27.3**	9,600	26.3
Sales	735	600.0	18	18	158	158	-78.5	-	-	-	-	**-**	**-**	-	-
Others	7,181	-6.1	1,855	3,645	5,478	7,218	0.5	2,040	10.0	4,016	10.2	**6,099**	**11.3**	7,500	3.9

7.Receivables Outstanding(ACOM)

	2004/3	YOY %	2005/3					2006/3								
			2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	YTD %	YOY %	2006/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,772,706	-4.0	1,761,229	1,751,876	1,731,846	1,720,641	-2.9	1,716,806	-2.5	1,712,174	-2.3	**1,694,425**	**-1.5**	**-2.2**	1,702,200	-1.1
Loan Business	1,612,799	-2.4	1,611,833	1,614,243	1,602,794	1,601,773	-0.7	1,603,842	-0.5	1,606,799	-0.5	**1,593,832**	**-0.5**	**-0.6**	1,602,200	0.0
Unsecured Loans	1,548,616	-2.2	1,550,063	1,554,121	1,545,079	1,545,493	-0.2	1,548,745	-0.1	1,551,716	-0.2	**1,539,522**	**-0.4**	**-0.4**	1,548,100	0.2
Consumers	1,548,274	-2.1	1,549,761	1,553,851	1,544,840	1,545,295	-0.2	1,548,565	-0.1	1,551,549	-0.1	**1,539,372**	**-0.4**	**-0.4**	1,548,000	0.2
Commercials	341	-45.4	302	269	238	197	-42.3	179	-40.5	167	-38.0	**149**	**-24.0**	**-37.2**	100	-49.3
Secured Loans	64,183	-8.5	61,769	60,121	57,714	56,280	-12.3	55,097	-10.8	55,083	-8.4	**54,310**	**-3.5**	**-5.9**	54,100	-3.9
Credit Card Business	45,973	11.7	47,040	48,353	48,940	48,853	6.3	48,836	3.8	48,591	0.5	**48,753**	**-0.2**	**-0.4**	50,400	3.2
ACOM MasterCard®	45,941	11.7	47,016	48,336	48,923	48,833	6.3	48,822	3.8	48,579	0.5	**48,739**	**-0.2**	**-0.4**	50,400	3.2
Installment Sales Finance Business	113,934	-25.6	102,355	89,279	80,111	70,014	-38.5	64,128	-37.3	56,783	-36.4	**51,840**	**-26.0**	**-35.3**	49,600	-29.2
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	529	532	532	535	1.5	537	1.5	539	1.3	**539**	**0.7**	**1.3**	545	1.9
Guaranteed Loans Receivables	100,971	74.3	110,538	121,305	129,151	137,261	35.9	144,558	30.8	151,684	25.0	**156,903**	**14.3**	**21.5**	169,800	23.7

8.Number of Customer Accounts(ACOM)

	2004/3	YOY %	2005/3					2006/3								
			2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	YTD %	YOY %	2006/3(E)	YOY %
Loan Business	2,954,073	-2.6	2,941,271	2,932,749	2,914,385	2,902,916	-1.7	2,894,869	-1.6	2,888,690	-1.5	**2,870,024**	**-1.1**	**-1.5**	2,850,000	-1.8
Unsecured Loans	2,940,345	-2.6	2,927,931	2,919,642	2,901,621	2,890,353	-1.7	2,882,435	-1.6	2,876,210	-1.5	**2,857,629**	**-1.1**	**-1.5**	2,838,150	-1.8
Consumers	2,939,945	-2.6	2,927,581	2,919,333	2,901,345	2,890,120	-1.7	2,882,229	-1.5	2,876,016	-1.5	**2,857,465**	**-1.1**	**-1.5**	2,838,000	-1.8
Commercials	400	-39.5	350	309	276	233	-41.8	206	-41.1	194	-37.2	**164**	**-29.6**	**-40.6**	150	-35.6
Secured Loans	13,728	-5.3	13,340	13,107	12,764	12,563	-8.5	12,434	-6.8	12,480	-4.8	**12,395**	**-1.3**	**-2.9**	11,850	-5.7
Credit Card Business	1,064,699	4.9	1,067,584	1,190,334	1,196,553	1,192,175	12.0	1,203,378	12.7	1,221,052	2.6	**1,234,763**	**3.6**	**3.2**	1,213,800	1.8
ACOM MasterCard®	1,064,492	4.9	1,067,382	1,190,132	1,196,353	1,191,975	12.0	1,203,179	12.7	1,220,853	2.6	**1,234,566**	**3.6**	**3.2**	1,213,800	1.8
Installment Sales Finance Business	387,261	-19.2	360,113	332,357	309,185	284,782	-26.5	265,708	-26.2	244,575	-26.4	**226,289**	**-20.5**	**-26.8**	221,600	-22.2

Note 1. Loan Business: Number of customer accounts with outstanding balance.
Note 2. ACOM MasterCard®: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.

9.Number of New Loan Customers(ACOM)

	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YOY %**	2006/3(E)	YOY %
Number of New Loan Customers	359,311	-12.0	89,688	176,088	257,841	340,033	-5.4	84,943	-5.3	168,888	-4.1	**247,630**	**-4.0**	360,500	6.0
Unsecured Loans	358,570	-11.8	89,586	175,856	257,512	339,567	-5.3	84,816	-5.3	168,600	-4.1	**247,198**	**-4.0**	360,000	6.0
Consumers	358,570	-11.8	89,586	175,856	257,512	339,567	-5.3	84,816	-5.3	168,600	-4.1	**247,198**	**-4.0**	360,000	6.0
Commercials	0	-100.0	0	0	0	0	-	0	-	0	-	**0**	**-**	0	-
Secured Loans	741	-49.0	102	232	329	466	-37.1	127	24.5	288	24.1	**432**	**31.3**	500	7.3

10.Number of Loan Business Outlets(ACOM)

			2005/3					2006/3							
	2004/3	YOY	2004/6	2004/9	2004/12	2005/3	YOY	2005/6	YTD	2005/9	YTD	**2005/12**	**YTD**	2006/3(E)	YOY
Number of Loan Business Outlets	1,699	-17	1,697	1,702	1,718	1,785	86	1,835	50	1,901	116	**1,938**	**153**	2,000	215
Staffed	381	-87	356	328	326	324	-57	310	-14	299	-25	**288**	**-36**	273	-51
Unstaffed	1,318	70	1,341	1,374	1,392	1,461	143	1,525	64	1,602	141	**1,650**	**189**	1,727	266
QUICK MUJIN	-	-	-	-	4	38	38	73	35	111	73	**138**	**100**	201	163

11.Cash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

			2005/3					2006/3							
	2004/3	YOY	2004/6	2004/9	2004/12	2005/3	YOY	2005/6	YTD	2005/9	YTD	**2005/12**	**YTD**	2006/3(E)	YOY
Number of Cash Dispensers and ATMs	76,282	7,067	79,530	82,125	81,713	81,736	5,454	81,020	-716	81,493	-243	**81,923**	**187**	-	-
Proprietary	1,961	-65	1,912	1,844	1,858	1,891	-70	1,905	14	1,932	41	**1,941**	**50**	1,941	50
Open 365 Days/Year	1,957	-63	1,908	1,840	1,854	1,888	-69	1,904	16	1,931	43	**1,940**	**52**	-	-
Open 24 Hours/Day	1,705	-44	1,666	1,616	1,628	1,662	-43	1,680	18	1,705	43	**1,716**	**54**	-	-
Tie-up	74,321	7,132	77,618	80,281	79,855	79,845	5,524	79,115	-730	79,561	-284	**79,982**	**137**	-	-
Others	8,424	803	8,432	8,509	8,614	8,684	260	8,746	62	8,814	130	**8,883**	**199**	-	-
Number of MUJINKUN Machine	1,692	-14	1,691	1,698	1,712	1,745	53	1,760	15	1,788	43	**1,798**	**53**	1,797	52

Note 1: "Others" indicates receipt of payment by convenience stores under an agency agreement.
Note 2: "MUJINKUN" is Automatic Contract Machine.
Note 3: "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

12.Employees(ACOM)

			2005/3					2006/3							
	2004/3	YOY	2004/6	2004/9	2004/12	2005/3	YOY	2005/6	YTD	2005/9	YTD	**2005/12**	**YTD**	2006/3(E)	YOY
Number of Employees	4,238	-167	4,282	4,237	4,205	4,096	-142	4,129	33	4,067	-29	**4,004**	**-92**	3,953	-143
Head Office	932	63	907	920	936	925	-7	930	5	925	0	**939**	**14**	941	16
Credit Supervision related	345	43	331	322	337	336	-9	343	7	338	2	**347**	**11**	348	12
Financial Service Business Division	3,306	-230	3,375	3,317	3,269	3,171	-135	3,199	28	3,142	-29	**3,065**	**-106**	3,012	-159
Contact Center	943	-116	932	943	892	887	-56	895	8	962	75	**973**	**86**	-	-
Credit Card/Installment Business Dept.	346	118	365	354	354	317	-29	310	-7	305	-12	**293**	**-24**	262	-55
Guarantee Business Dept.	-	-	40	44	47	48	48	52	4	53	5	**55**	**7**	56	8

13.Unsecured Loans Receivable Outstanding for Consumers by Interest Rate(ACOM)

(Millions of yen)

Effective Annual Interest Rate	2005/3				2005/6				2005/9				2005/12				2006/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,890,120	100.0	1,545,295	100.0	2,882,229	100.0	1,548,565	100.0	2,876,016	100.0	1,551,549	100.0	2,857,465	100.0	1,539,372	100.0	-	-	1,548,000	100.0
28.470% and Higher	78,365	2.7	31,483	2.1	73,781	2.6	29,804	1.9	69,614	2.4	28,331	1.8	65,632	2.3	26,767	1.7	-	-	23,700	1.5
27.375%	1,757,575	60.8	652,293	42.2	1,736,816	60.2	645,180	41.7	1,729,492	60.1	642,272	41.4	1,710,404	59.9	632,361	41.1	-	-	635,000	41.0
25.000% - 26.500%	524,539	18.2	343,838	22.3	522,345	18.1	346,281	22.4	519,396	18.1	346,465	22.3	513,344	18.0	341,621	22.2	-	-	345,800	22.3
20.000% - 24.820%	301,330	10.4	304,686	19.7	308,070	10.7	308,868	19.9	308,316	10.7	311,909	20.1	306,650	10.7	311,174	20.2	-	-	312,600	20.2
18.250% - 19.000%	41,830	1.5	79,546	5.1	40,833	1.4	77,374	5.0	40,132	1.4	75,824	4.9	39,322	1.4	73,717	4.8	-	-	75,600	4.9
15.000% - 18.000%	52,927	1.8	91,183	5.9	54,171	1.9	92,117	5.9	56,568	2.0	94,872	6.1	58,314	2.0	96,444	6.3	-	-	95,300	6.2
Less than 15.000%	133,554	4.6	42,263	2.7	146,213	5.1	48,938	3.2	152,498	5.3	51,872	3.4	163,799	5.7	57,284	3.7	-	-	60,000	3.9
Average Loan Yield	-	-	23.55	-	-	-	23.57	-	-	-	23.47	-	-	-	23.41	-	-	-	23.36	-

Note:Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year

14.Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding(ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2005/3				2005/6				2005/9				2005/12				2006/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦ 100	433,121	15.0	19,936	1.3	431,519	15.0	19,886	1.3	431,475	15.0	20,019	1.3	438,752	15.3	19,821	1.3	-	-	20,100	1.3
100< ≦ 300	521,911	18.1	116,143	7.5	516,811	17.9	114,984	7.4	512,601	17.8	114,092	7.4	502,174	17.6	111,640	7.2	-	-	112,600	7.3
300< ≦ 500	1,295,695	44.8	599,363	38.8	1,294,447	44.9	599,356	38.7	1,291,538	44.9	598,441	38.6	1,280,374	44.8	592,406	38.5	-	-	595,400	38.5
500< ≦ 1000	346,243	12.0	295,102	19.1	340,100	11.8	288,916	18.7	337,649	11.8	286,293	18.4	333,221	11.7	281,774	18.3	-	-	280,600	18.1
1000<	293,150	10.1	514,749	33.3	299,352	10.4	525,422	33.9	302,753	10.5	532,701	34.3	302,944	10.6	533,728	34.7	-	-	539,300	34.8
Total	2,890,120	100.0	1,545,295	100.0	2,882,229	100.0	1,548,565	100.0	2,876,016	100.0	1,551,549	100.0	2,857,465	100.0	1,539,372	100.0	-	-	1,548,000	100.0

15.Bad Debt Write-offs(ACOM)

[Bad Debt Write-offs]

	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YOY %**	2006/3(E)	YOY %
Bad Debt Write-offs (Millions of yen)	112,598	38.0	27,888	54,114	81,868	108,446	-3.7	25,503	-8.5	51,819	-4.2	**79,963**	**-2.3**	104,300	-3.8
Loan Business	103,093	36.7	25,008	48,487	73,399	97,166	-5.7	22,708	-9.2	46,204	-4.7	**71,412**	**-2.7**	92,400	-4.9
Unsecured Loans	100,781	34.3	24,834	48,084	72,814	96,415	-4.3	22,594	-9.0	45,892	-4.6	**70,857**	**-2.7**	91,700	-4.9
Secured Loans	2,312	494.8	174	402	585	750	-67.5	113	-34.8	312	-22.4	**554**	**-5.3**	700	6.8
ACOM MasterCard®	4,745	41.9	1,174	2,276	3,373	4,394	-7.4	1,002	-14.6	1,961	-13.9	**2,933**	**-13.0**	4,000	-9.0
Installment Sales Finance Business	2,890	17.6	874	1,611	2,347	3,095	7.1	595	-31.8	1,144	-28.9	**1,680**	**-28.4**	2,300	-25.7
Guarantee Business	1,860	506.1	829	1,737	2,744	3,785	103.5	1,196	44.3	2,507	44.4	**3,936**	**43.4**	5,600	47.9

[Ratio of Bad Debt Write-offs]

	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YOY %**	2006/3(E)	YOY %
Loan Business (%)	6.38	(1.82)	1.55	3.00	4.57	6.05	(-0.33)	1.41	(-0.14)	2.87	(-0.13)	**4.47**	**(-0.10)**	5.75	(-0.30)
Unsecured Loans	6.50	(1.76)	1.60	3.09	4.71	6.23	(-0.27)	1.46	(-0.14)	2.95	(-0.14)	**4.60**	**(-0.11)**	5.91	(-0.32)
Secured Loans	3.55	(3.01)	0.28	0.66	1.00	1.31	(-2.24)	0.20	(-0.08)	0.56	(-0.10)	**1.01**	**(0.01)**	1.26	(-0.05)
ACOM MasterCard®	10.32	(2.19)	2.49	4.70	6.89	8.98	(-1.34)	2.05	(-0.44)	4.03	(-0.67)	**6.01**	**(-0.88)**	7.90	(-1.08)
Installment Sales Finance Business	2.54	(0.94)	0.85	1.80	2.93	4.39	(1.85)	0.92	(0.07)	2.00	(0.20)	**3.22**	**(0.29)**	4.59	(0.20)
Guarantee Business	1.80	(1.28)	0.73	1.39	2.07	2.68	(0.88)	0.80	(0.07)	1.60	(0.21)	**2.42**	**(0.35)**	3.18	(0.50)

Note:1.Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee Business = Bad Debt Write-offs of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
Note:2.Figures in brackets indicate year-on-year change in percentage points.

15-2.Unsecured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2004/3 C.R.(%)	2004/3 Average Balance	2004/6 C.R.(%)	2004/6 Average Balance	2004/9 C.R.(%)	2004/9 Average Balance	2004/12 C.R.(%)	2004/12 Average Balance	2005/3 C.R.(%)	2005/3 Average Balance	2005/6 C.R.(%)	2005/6 Average Balance	2005/9 C.R.(%)	2005/9 Average Balance	**2005/12 C.R.(%)**	**2005/12 Average Balance**
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	395	100.0	413	100.0	407	100.0	407	100.0	408	100.0	420	100.0	424	**100.0**	**425**
Personal Bankruptcy	35.4	445	29.4	466	27.5	454	26.5	447	28.5	450	25.2	477	25.4	475	**25.2**	**468**
Failure to Locate Borrowers	3.3	388	2.5	385	2.5	376	2.5	382	3.1	391	3.1	404	3.2	396	**3.1**	**397**
Borrowers' Inability of Making Repayments, etc.	38.4	401	45.7	427	46.8	423	46.7	426	42.2	422	44.7	434	42.8	435	**41.1**	**436**
ACOM's Voluntary Waiver of Repayments	22.9	330	22.4	341	23.2	342	24.3	344	26.2	355	27.0	362	28.6	375	**30.6**	**385**

16.Bad Debts(ACOM)

(Millions of yen)

	2004/3	%	2004/6	%	2004/9	%	2004/12	%	2005/3	%	2005/6	%	2005/9	%	**2005/12**	**%**
Total Amount of Bad Debts	79,754	4.93	79,234	4.91	80,815	5.00	79,831	4.97	81,210	5.06	87,698	5.46	91,438	5.68	**94,483**	**5.92**
Loans to Borrowers in Bankruptcy or Under Reorganization	9,280	0.57	8,985	0.56	9,051	0.56	8,851	0.55	8,377	0.52	8,232	0.51	7,924	0.49	**7,595**	**0.48**
Applications for Bankruptcy are Proceeded	2,951	0.18	2,363	0.15	2,448	0.15	2,272	0.14	2,026	0.13	1,759	0.11	1,691	0.11	**1,630**	**0.10**
Applications for The Civil Rehabilitation are Proceeded	3,633	0.22	3,737	0.23	3,597	0.22	3,416	0.21	3,176	0.20	3,128	0.19	2,984	0.19	**2,910**	**0.18**
Applications for The Civil Rehabilitation are Determined	1,775	0.11	1,969	0.12	2,120	0.13	2,239	0.14	2,328	0.15	2,499	0.16	2,491	0.15	**2,415**	**0.15**
Loans in Arrears	36,632	2.27	34,535	2.14	35,383	2.19	32,714	2.04	35,310	2.20	33,978	2.11	35,943	2.23	**32,535**	**2.04**
Loans Past Due for Three Months or More	1,638	0.10	2,253	0.14	2,092	0.13	2,648	0.16	1,345	0.08	2,295	0.14	2,066	0.13	**3,848**	**0.24**
Restructured Loans	32,204	1.99	33,460	2.07	34,288	2.12	35,617	2.22	36,177	2.25	43,191	2.69	45,504	2.83	**50,503**	**3.16**

16-2.Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department](ACOM)

(Millions of yen)

	2004/3	%	2004/6	%	2004/9	%	2004/12	%	2005/3	%	2005/6	%	2005/9	%	**2005/12**	**%**
11days ≦ < 3 months	19,475	1.21	19,941	1.24	20,208	1.25	19,469	1.21	17,239	1.07	21,075	1.31	22,587	1.40	**21,145**	**1.32**
31days ≦ < 3 months	11,076	0.69	11,835	0.74	11,706	0.72	11,519	0.72	9,902	0.62	11,777	0.73	11,557	0.72	**12,976**	**0.81**
11days ≦ < 31 days	8,399	0.52	8,105	0.50	8,502	0.53	7,949	0.49	7,337	0.46	9,298	0.58	11,030	0.69	**8,168**	**0.51**

17.Allowance for Bad Debts (ACOM)

	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YOY %**	2006/3(E)	YOY %
Allowance for Bad Debts (Millions of yen)	129,400	20.1	130,700	123,700	123,800	122,400	-5.4	116,500	-10.9	117,000	-5.4	**118,600**	**-4.2**	115,200	-5.9
Ratio of Allowance for Bad Debts	7.37	-	7.48	7.11	7.19	7.15	-	6.82	-	6.86	-	**7.02**	**-**	6.79	-
General Allowance for Bad Debts	82,898	23.5	85,935	77,972	80,622	76,870	-7.3	72,436	-15.7	71,207	-8.7	**77,062**	**-4.4**	69,200	-
Unsecured Consumer Loans	74,888	24.9	77,827	69,949	72,648	69,348	-7.4	65,264	-16.1	64,375	-8.0	**70,396**	**-3.1**	63,300	-
Specific Allowance for Bad Debts	44,929	11.8	42,889	43,836	41,186	43,657	-2.8	42,349	-1.3	44,129	0.7	**39,799**	**-3.4**	44,300	-
Additional Allowance for Bad Debts	21,700	-27.7	1,300	-5,700	-5,600	-7,000	-132.3	-5,900	-553.8	-5,400	5.3	**-3,800**	**32.1**	-7,200	-2.9
Allowance for Loss on Debt Guarantees	1,865	293.5	2,169	2,540	2,740	2,880	54.4	2,960	36.5	2,990	17.7	**3,140**	**14.6**	3,480	20.8
Additional Allowance	1,391	201.7	304	675	875	1,015	-27.0	80	-73.7	110	-83.7	**260**	**-70.3**	600	-40.9

Note:

$$\text{Ratio of allowance for bad debts} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance)}} \times 100$$

18.Credit Card Business [ACOM MasterCard®](ACOM)

(Millions of yen)

			2005/3					2006/3								
	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	YTD %	YOY %	2006/3(E)	YOY %
Number of Cardholders	1,064,492	4.9	1,067,382	1,190,132	1,196,353	1,191,975	12.0	1,203,179	12.7	1,220,853	2.6	**1,234,566**	**3.6**	**3.2**	1,213,800	1.8
Tie-up Card	269,959	138.4	304,116	458,755	500,316	510,772	89.2	555,001	82.5	600,095	30.8	**642,853**	**25.9**	**28.5**	-	-
Number of Accounts with Shopping Receivables	336,008	16.7	293,227	302,024	307,580	304,233	-9.5	307,503	4.9	309,326	2.4	**313,494**	**3.0**	**1.9**	-	-
Card Shopping Receivables	45,941	11.7	47,016	48,336	48,923	48,833	6.3	48,822	3.8	48,579	0.5	**48,739**	**-0.2**	**-0.4**	50,400	3.2
Revolving Receivables	41,404	12.2	42,014	42,904	43,510	43,774	5.7	43,903	4.5	43,735	1.9	**43,275**	**-1.1**	**-0.5**	-	-

19.Installment Sales Finance Business(ACOM)

(Millions of yen)

			2005/3					2006/3								
	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	YTD %	YOY %	2006/3(E)	YOY %
Number of Customer Accounts	387,261	-19.2	360,113	332,357	309,185	284,782	-26.5	265,708	-26.2	244,575	-26.4	**226,289**	**-20.5**	**-26.8**	221,600	-22.2
Installment Receivables	113,934	-25.6	102,355	89,279	80,111	70,014	-38.5	64,128	-37.3	56,783	-36.4	**51,840**	**-26.0**	**-35.3**	49,600	-29.2
Adjusted Receivables	96,764	-24.3	87,747	76,862	69,522	60,971	-37.0	56,235	-35.9	49,873	-35.1	**45,729**	**-25.0**	**-34.2**	43,600	-28.5
Ratio of Bad Debt Write-offs	2.54	-	0.85	1.80	2.93	4.39	-	0.92	-	2.00	-	**3.22**	**-**	**-**	4.59	0.20
Number of Merchant Venders	6,225	-	6,252	6,290	6,316	6,353	-	6,423	-	6,470	-	**6,521**	**-**	**-**	-	-

Note 1:Number of customer accounts indicates the number of contracts with receivables outstanding
Note 2:Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.

20.Guarantee Business(ACOM)

(Millions of yen)

			2005/3					2006/3								
	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	YTD %	YOY %	2006/3(E)	YOY %
Number of Customer Accounts with Outstanding Balance	269,977	72.8	293,526	314,879	332,460	345,573	28.0	358,459	22.1	367,680	16.8	**377,912**	**9.4**	**13.7**	377,500	9.2
Guaranteed Loans Receivables	100,971	74.3	110,538	121,305	129,151	137,261	35.9	144,558	30.8	151,684	25.0	**156,903**	**14.3**	**21.5**	169,800	23.7

21.DC Cash One Ltd.

	2004/3		2005/3					2006/3								
	2004/3	YOY %	2004/6	2004/9	2004/12	2005/3	YOY %	2005/6	YOY %	2005/9	YOY %	**2005/12**	**YTD %**	**YOY %**	2006/3(E)	YOY %
Receivable Outstanding (Millions of yen)	38,994	-	43,728	49,430	54,392	59,246	51.9	63,701	45.7	68,103	37.8	**70,768**	**19.4**	**30.1**	80,000	35.0
Number of Customer Accounts	107,857	-	118,855	130,878	141,800	150,074	39.1	157,849	32.8	163,612	25.0	**168,082**	**12.0**	**18.5**	175,050	16.6
Average Balance of Loans per Account (Thousands of yen)	362	-	368	378	384	395	9.1	404	9.8	416	10.1	**421**	**6.6**	**9.6**	457	15.7
Number of New Loan Customers	-	-	-	-	-	-	-	12,802	-	23,430	-	**33,350**	-	-	47,000	-
Number of Business Outlets	-	-	-	-	-	-	-	50	-	161	-	**263**	-	-	-	-
DC Cash One's Direct Outlets	-	-	-	-	-	-	-	2	-	2	-	**2**	-	-	2	-
Agency-type Outlets(ACOM)	-	-	-	-	-	-	-	48	-	159	-	**261**	-	-	-	-
Number of Employees	-	-	-	-	-	-	-	50	-	41	-	**53**	-	-	-	-
Average Loan Yield (%)	-	-	-	-	-	-	-	17.14	-	17.10	-	**17.04**	-	-	16.89	-

(Reference)

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT 5

February 10, 2006

46th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 46th issuance of domestic unsecured straight bonds via book-entry transfer system for corporate bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 46th issuance of domestic unsecured straight bonds
Total value	10 billion yen
Interest rate	1.37% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	February 10, 2006
Payment date	February 22, 2006
Maturation date	February 10, 2011
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Mitsubishi UFJ Securities Co., Ltd.
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Japan Credit Rating Agency: A+
	Rating and Investment Information, Inc.: A
	Fitch Ratings Ltd.: A

FASF MEMBERSHIP

March 20, 2006

Revision of Business Forecast for the Fiscal Year Ending March 2006

In sight of recent developments in the market and other factors, ACOM CO., LTD. hereby revise the earnings forecast for FY 2005 (April 1, 2005 to March 31, 2006) previously released in its announcement of interim financial results on October 27, 2005.

1. Revision of Earnings Forecast for FY 2005 (April 1, 2005 to March 31, 2006)

(1)Consolidated (Millions of Yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	442,100	146,700	86,300
Revised Forecast (B)	445,300	111,200	64,900
Difference (B - A)	3,200	(35,500)	(21,400)
Percentage Change (%)	0.7	(24.2)	(24.8)
(Reference) FY2004 Annual Results	433,965	143,347	81,533

(2)Non-Consolidated (Millions of Yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	397,000	142,500	84,800
Revised Forecast (B)	397,000	106,800	63,200
Difference (B)-(A)	-	(35,700)	(21,600)
Percentage Change (%)	-	(25.1)	(25.5)
(Reference) FY2004 Annual Results	402,734	141,695	83,001

2. Reasons for the Above Revisions

(1) Non-Consolidated Earnings Forecast

In sight of recent development on increase in legal debts arrangement, there is a possibility of repayment of interest as well as write-offs related expenses exceeding the forecast previously released in its announcement of interim financial results. Based on the public statement released by The Japanese Institute of Certified Public Accounts on March 15,

2006, ACOM will book 22 billion yen as allowance for loss on interest repayments for appropriate accounting treatment, in consequence of consultation with Independent Auditors, to hedge the risk of interest repayment hereafter. As a result, ACOM revise the earnings forecast downward due to conclusion that both income before extraordinary items and net income will hardly achieve the forecast.

(2) Consolidated Earnings Forecast
The revision of the consolidated earnings forecast reflects that of the non-consolidated forecast. This is mainly attributable to the downward revision of ACOM's non-consolidated financial results.

3. Dividend Forecast
The year-end dividend for the fiscal year ending March 2006 will remain unchanged.

The above-mentioned forecasts have been made based on the information available on the date on the press announcement. The final financial results may vary according to various factors.